 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2001

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the transition period from __________ to __________

US Airways, Inc. Employee Savings Plan
(Full title of the plan)

US Airways Group, Inc.
(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227
(Address of principal executive offices)

Commission file number: 1-8444

US Airways, Inc.
Employee Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors'
Report Thereon)

US Airways, Inc.
Employee Savings Plan

 Table of Contents

Page

Independent Auditors' Report	1 - 2

Financial Statements

Statements of Net Assets Available for Plan
Benefits as of December 31, 2001 and 2000	3

Statements of Changes in Net Assets Available
for Plan Benefits for the years ended
December 31, 2001 and 2000	4

Notes to Financial Statements	5 - 12

Supplemental Schedule I

Schedule of Assets Held for Investment Purposes
At End of Year	13 - 14

Signature	15

Exhibit 23
Consent of Independent Auditors	16

Independent Auditors' Report

The Plan Administrator and Participants
US Airways, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets for plan benefits of the US Airways, Inc. Employee Savings Plan (the Plan), as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the financial statements, US Airways, Group, Inc. and subsidiaries (the Company) are facing significant liquidity deficiencies. The Company is working to develop a restructuring plan expected to improve its operating results and alleviate its significant liquidity deficiencies. The Company's preferred approach to improving its long-term financial condition and liquidity position is to reach a consensual accord with its key stakeholders and obtain assistance through a government-guaranteed loan. Since there is no assurance that the Company will be successful, restructuring through a filing for reorganization under Chapter 11 of the Bankruptcy Code is also possible. The Company has announced it will defer selected payments owed principally to aircraft lessors and lenders. As a result of payments deferred to date, the Company is in default under a number of debt agreements and could be in default under a significant number of other debt agreements in the near term. Affected lenders and lessors could force the Company into a filing for reorganization under Chapter 11 of the Bankruptcy Code. At this time, the Company cannot predict the outcome of these efforts nor can the Company predict what effect, if any, a restructuring might have on the Company's financial condition, liquidity or results of operations, or on the Plan. The Plan's financial statements do not include any adjustments that might result from these uncertainties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 1, 2002

US Airways, Inc.
Employee Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2001	2000

Assets
Investments (See Notes 3 and 4)	$716,860,554	$805,228,700

Receivables:
Participant contributions	1,741,053	2,256,942
Employer contributions	448,459	566,542
Total receivables	2,189,512	2,823,484

Total assets	719,050,066	808,052,184

Liabilities
Accrued expenses	31,274	33,316
Due to US Airways, Inc. 401(k) Savings Plan	-	10,648

Total liabilities	31,274	43,964

Net assets available for plan benefits	$719,018,792	$808,008,220
	=========	=========

See accompanying Notes to Financial Statements.

US Airways, Inc.
Employee Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
	Years ended December 31,
	2001	2000

Additions to (reductions in) net assets attributable to:
Net depreciation in fair value
of investments (See Note 3)	$(141,240,693)	$(37,912,021)
Dividends	12,076,085	28,670,900
Interest	1,674,126	1,547,111
Interest income on participant loans	2,906,927	2,541,763
Net investment loss	(124,583,555)	(5,152,247)

Participant contributions	58,076,201	58,992,665
Employer contributions	14,552,499	14,894,356
Rollover contributions	957,800	1,212,731
Total contributions	73,586,500	75,099,752

Net additions (reductions)	(50,997,055)	69,947,505

Deductions from net assets attributable to:
Benefits paid to participants	37,868,625	27,656,298
Administrative expenses	135,117	133,632
Total deductions	38,003,742	27,789,930
Net increase (decrease)	(89,000,797)	42,157,575

Net assets available for plan benefits:
Beginning of year	808,008,220	765,849,245
Transfer from US Airways, Inc.
401(k) Savings Plan	11,369	1,400
End of year	$719,018,792	$808,008,220
	=========	=========

See accompanying Notes to Financial Statements.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the US Airways, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)     General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established on January 1, 1993 for certain employees of US Airways, Inc. (US Airways or the Company). All non-contract employees and certain other employees who are covered by a collective bargaining agreement which provides for their participation in the Plan, who are at least 18 years of age and have completed 90 days of service, except for those individuals not classified as employees and those classified as temporary by the Company, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group) is the issuer of certain common stock securities held pursuant to investment options under the Plan.

     (b)     Contributions

Eligible US Airways' employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 13 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 2001 and 2000 could not exceed the statutory limit of $10,500 per year. The Company makes a 50 percent matching contribution each payroll period up to a maximum of two percent of the participant's compensation.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

If US Airways' parent company, US Airways Group, achieves certain pre-tax margin levels, the Company also makes an annual profit sharing contribution to the Plan on behalf of participants who are covered by a collective bargaining agreement between US Airways and the International Association of Machinists covering fleet service agents and between US Airways and the Transport Workers Union. The Company did not make any profit sharing contributions related to the 2001 and 2000 plan years.

     (c)     Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching and profit sharing contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

     (d)     Investment Options

The Company selects the number and type of investment options available. Fidelity Investments Institutional Operations Company, Inc., the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

As of December 31, 2001, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

     (e)     Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

twelve month period) or 50 percent of their vested separate account balance and vested interest in all other plans maintained by the Company as of the date of the loan. Loan transactions are treated as transfers between the investment funds and the participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

     (f) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum distribution.

     (g) Forfeited Accounts

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $583,397 and $75,059, respectively. These accounts will be used to reduce future employer contributions. Also, in 2001 and 2000, employer contributions were reduced by $88,730 and $744,176, respectively from forfeited nonvested accounts.

     (h) Administrative Expenses

Certain administrative expenses of the Plan are paid by US Airways.

2. Summary of Significant Accounting Policies

     (a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

     (b)  Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Fidelity Capital Growth Mix Portfolio, Fidelity Moderation Mix Portfolio, Fidelity Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Dividends are recognized on the ex-dividend dated. Interest and dividend income are recorded on the accrual basis.

     (c)  Payment of Benefits

Benefits are recorded as deductions when paid.

     (d)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

(this space intentionally left blank)

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

3.     Investments

The following table presents the fair value of individual investments which exceeded 5% of the Plan's net assets:

	December 31,
	2001	2000

Investments:
Fidelity Magellan Fund	$273,910,725	$306,503,499
Fidelity Equity Income Fund	100,802,203	104,513,202
Fidelity Spartan U.S. Equity
Index Portfolio	76,693,052	87,527,229
Fidelity Retirement Government Money
Market Portfolio	53,092,981	44,697,599
Fidelity Capital Growth Mix Portfolio	37,120,326
US Airways Common Stock Fund		88,469,412

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $141,240,693 and $37,912,021, respectively, as follows:

	Years Ended December 31,
	2001	2000

Shares in Registered
Investment Companies	$(68,611,222)	$(58,971,069)
US Airways Common Stock Fund	(73,630,663)	20,252,440
US Government Securities and
US Investment Grade Fixed
Income Securities	1,001,192	806,608
	$(141,240,693)	$(37,912,021)
	=========	========

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

4. Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $31,977,111 and $26,956,685 at December 31, 2001 and 2000, respectively. The GICs are fully benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2001 and 2000 was $105,520,920 and $91,984,075, respectively. The average portfolio crediting interest rate was aproximately 5.5% and 5.8% at December 31, 2001 and 2000. The portfolio average yield was approximately 5.8% and 6.0% for the years ended December 31, 2001and 2000, respectively.

For GICs with variable rates (approximately 83 percent and 76 percent of the portfolio at December 31, 2001 and 2000, respectively, as measured by contract values), crediting rates are reset either quarterly or semi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2001 and 2000. The fair value of the portfolio was $107,999,079 and $92,242,386 at December 31, 2001 and 2000, respectively.

5. Related Party Transactions

Certain Plan investments which total $649,159,930 are shares of mutual funds managed by the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

6. Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition, the following actions shall be taken for the benefit of participants:

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in the normal form of payment available under the Plan, unless an optional form of payment is elected and the participant's spouse, if any, consents.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Transfers

Transfers from the US Airways, Inc. 401(k) Savings Plan represent:

(a) corrections of insignificant recordkeeping errors, and

(b) changes in participants' class or craft, thereby changing the plan for which they are qualified to participate.

9. Subsequent Events

Lower capacity and lower passenger fares have significantly impacted the Company's operating results. The airline industry has engaged in heavy price discounting since September 11th to entice customers to fly and competition from low-fare carriers has intensified. While the Company has taken a number of actions to reduce its costs since September 11th, including significant reductions in workforce and capacity, many of the Company's costs are fixed over the intermediate to longer term. Accordingly, the Company is facing significant liquidity deficiencies. The Company's management is currently working with key stakeholders to develop a restructuring plan expected to lower costs, increase passenger revenue and alleviate its liquidity deficiencies.

The Company's preferred approach to improving its long-term financial condition and liquidity position on a timely basis is to reach a consensual accord with its key stakeholders and obtain assistance through a government-guaranteed loan. On June 10, 2002, the

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

Company filed an application for a government-guaranteed loan which was completed on June 28, 2002. However, because there is no assurance that the Company's efforts to improve operating results and liquidity, including obtaining a government guaranteed loan, will be successful, restructuring through a filing for reorganization under Chapter 11 of the Bankruptcy Code is also possible. Loan approval is dependent upon, among other things, achieving the necessary cost reductions contemplated in the loan application. Therefore, at this time, significant uncertainties exist regarding the Company's ability to reach an acceptable accord with its key stakeholders and whether or not the government will approve the Company's application for a guaranteed loan. The outcome of the Company's restructuring efforts will determine whether a filing for reorganization under Chapter 11 of the Bankruptcy Code will be necessary. The Company cannot predict the outcome of these uncertainties nor can the Company predict what effect, if any, a restructuring might have on the Company's financial condition, liquidity or results of operations or on the Plan. The Plan's financial statements do not include any adjustments that might result from this uncertainty.

On June 24, 2002 the Company announced it will defer selected payments owed principally to aircraft lessors and lenders targeted by the Company to participate in the restructuring plan. Accordingly, the Company did not make certain scheduled payments and, as a result, the Company currently is in default under a number of debt agreements and could be in default under a significant number of other agreements in the near term. These defaults, which could eventually lead to cross defaults with other lessors, vendors and creditors if not rescinded and, potentially, acceleration of those obligations could force the Company into a filing for reorganization under Chapter 11 of the Bankruptcy Code. Additionally, on July 1, 2002, the Company announced it will not make scheduled payments on certain public debt obligations which are also related to grounded aircraft and selected older Boeing aircraft still in service. At this time, the Company cannot predict what effect, if any, the announced payment deferral and related defaults might have on the Company's financial condition, liquidity or results of operations or on the Plan. The Plan's financial statements do not include any adjustments that might result from this uncertainty.

On June 27, 2002 the Company appointed Aon Fiduciary Counselors, Inc. as an independent fiduciary to manage the Company's common stock held as in investment in the Plan. In its role as the independent fiduciary, Aon Fiduciary Counselors, Inc. has the authority to continue, restrict, or terminate the investment of Plan assets in the Company's common stock.

Supplemental Schedule I

US Airways, Inc
Employee Savings Plan

Schedule of Assets Held for Investment Purposes At End of Year
December 31, 2001
Identity	Description	Current
of Issue	of Investment	Value

Fidelity Magellan Fund*	Shares in registered investment company	$ 273,910,725

Fidelity Equity Income Fund*	Shares in registered investment company	100,802,203

Fidelity Spartan U.S. Equity Index Portfolio*	Shares in registered investment company	76,693,052

Fidelity Retirement Government Money Market	Shares in money market fund	53,092,981
Portfolio*

Fidelity Capital Growth Mix Portfolio*	Shares in registered investment companies	37,120,326

Participant Loans*	Interest rates range from 6.5% to 10.5% per annum	33,378,489

(table continued on next page)

* Party in interest.

See accompanying Independent Auditors' Report.

Supplemental Schedule I

US Airways, Inc.
Employee Savings Plan
Schedule of Assets Held for Investment Purposes At End of Year
(Continued)
December 31, 2001
Identity	Description	Current
of Issue	of Investment	Value

MAS Domestic Fixed Income	US Government securities and US investment
Portfolio Institutional	grade fixed income securities	32,463,628

Fixed Income Fund*	Guaranteed Investment Contracts, interest rates	31,977,111
	range from 2.12% to 6.49% per annum

US Airways Common Stock Fund*	Common stock of employer's parent company,	27,009,910
	US Airways Group, Inc., and short term investments

Putnam International Growth A Fund	Shares in registered investment companies	13,244,393

Fidelity Moderation Mix Portfolio*	Shares in registered investment companies	12,175,668

T. Rowe Price Small Cap Stock Fund	Shares in registered investment companies	11,954,917

Neuberger & Berman Guardian Trust	Shares in registered investment companies	10,037,686

Fidelity Income Mix Portfolio*	Shares in registered investment companies	2,999,465

Total Investments		$ 716,860,554
		=========

* Party in interest.

See accompanying Independent Auditors' Report.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                                          US Airways, Inc.
                                                                                                          Employee Savings Plan

                                                                                                          By: /s/ Anita P. Beier
                                                                                                          Anita P. Beier
                                                                                                          Vice President and Controller
                                                                                                          (Chief Accounting Officer)
                                                                                                          US Airways Group, Inc.

July 1, 2002